



April 12, 2007

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

**RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure**

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. Included in this package are:

1. Regulatory Announcement dated March 14, 2007 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
2. Regulatory Announcement dated March 14, 2007 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
3. Regulatory Announcement dated March 14, 2007 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
4. Regulatory Announcement dated March 21, 2007 – "Notification of Major Interests in Shares".
5. Regulatory Announcement dated March 21, 2007 – "Notification of Major Interests in Shares".
6. Regulatory Announcement dated March 21, 2007 – "Notification of Major Interests in Shares".
7. Regulatory Announcement dated March 29, 2007 – "Notification of Major Interests in Shares".
8. Regulatory Announcement dated March 30, 2007 – "Voting Rights and Capital".

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

FILE NO. 82-34962

Regulatory Announcement


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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	10:36 14-Mar-07
Number	9251S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR ROBERT EBREY	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them TD WATERHOUSE NOMINEES EUROPE LIMITED	8	*State* the nature of the transaction DISPOSAL OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired NIL	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) NIL

FILE NO. 82-34962

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 6,000	12.	Percentage of issued *clas* (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.003%
13.	Price per *share* or value of transaction 244.5 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 14 March 2007, London
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 14,000 ORDINARY SHARES (0.007%)	16.	Date issuer informed of transaction 14 March 2007
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

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FILE NO. 82-34962

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	14:26 14-Mar-07
Number	9568S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a) AND (b)
3.	Name *of person discharging managerial responsibilities/director* MR STEPHEN KELLY (Director)	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* CONTRACTS FOR DIFFERENCE
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them STEPHEN KELLY	8	*State* the nature of the transaction DISPOSAL OF CONTRACTS FOR DIFFERENCE
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired Nil	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) Nil
11.	Number of *shares,* debentures or financial instruments relating to *shares* disposed	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

	125,000		0.062%
13.	Price per *share* or value of transaction 244 PENCE PER CONTRACT FOR DIFFERENCE	14.	Date and place of transaction 14 MARCH 2007, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) NIL	16.	Date issuer informed of transaction 14 MARCH 2007
17.	Additional information THIS DISPOSAL RELATES TO THE SECURITIES PURCHASED BY MR STEPHEN KELLY, ANNOUNCED ON 12TH JANUARY 2007	18.	Name of contact and telephone number for queries JANE SMITHARD, (Company Secretary) 01635 565 492

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	14:28 14-Mar-07
Number	9574S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1) (a) AND (b)
3.	Name *of person discharging managerial responsibilities/director* MR STEPHEN KELLY (Director)	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them STEPHEN KELLY	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 125,000	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) 0.062%
11.	Number of *shares,* debentures or financial instruments relating to *shares* disposed	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

	Nil		Nil
13.	Price per *share* or value of transaction 250 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 14 MARCH 2007, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 125,000 ORDINARY SHARES (0.062%)	16.	Date issuer informed of transaction 14 MARCH 2007
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, (Company Secretary) 01635 565 492

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	16:00 21-Mar-07
Number	4464T

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Micro Focus International plc Sedol B079W58
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Barclays PLC
4. Full name of shareholder(s) (if different from 3.):	Barclays Bank PLC Barclays Capital Securities Ltd Barclays Global Investors Ltd Barclays Life Assurance Co Ltd Barclays Stockbrokers Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13 March 2007
6. Date on which issuer notified:	14 March 2007
7. Threshold(s) that is/are crossed or reached:	5% to 7%
8. Notified details:	

FILE NO. 82-34962

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B079W581	11,827,125	11,827,125	14,317,364	0	14,317,364	0.00	7.16

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,317,364	7.16

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank PLC

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

FILE NO. 82-34962

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Geoff Smith (Barclays PLC)
15. Contact telephone number:	+44 20 7116 2913

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Barclays PLC
Contact address (registered office for legal entities)	1 Churchill Place, London, E14 5HP
Phone number	+44 20 7 116 2913
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	Jane Smithard (Micro Focus International plc)
Contact address	The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN
Phone number	+44 1635 565492

FILE NO. 82-34962

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Company Secretary

C: Additional information
Micro Focus International Plc received this notification from Barclays PLC and is disclosing this inforn

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	16:03 21-Mar-07
Number	4476T

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Micro Focus International plc Sedol B079W58
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Barclays PLC
4. Full name of shareholder(s) (if different from 3.):	Barclays Bank PLC Barclays Capital Securities Ltd Barclays Global Investors Ltd Barclays Life Assurance Co Ltd Barclays Stockbrokers Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 March 2007
6. Date on which issuer notified:	15 March 2007
7. Threshold(s) that is/are crossed or reached:	7% to 6%
8. Notified details:	

FILE NO. 82-34962

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B079W581	14,317,364	14,317,364	13,620,408	0	13,620,408	0.00	6.81

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,620,408	6.81

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank PLC

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

FILE NO. 82-34962

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Geoff Smith (Barclays PLC)
15. Contact telephone number:	+44 20 7116 2913

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Barclays PLC
Contact address (registered office for legal entities)	1 Churchill Place, London, E14 5HP
Phone number	+44 20 7 116 2913
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	Jane Smithard (Micro Focus International plc)
Contact address	The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN
Phone number	+44 1635 565492

FILE NO. 82-34962

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Company Secretary

C: Additional information
Micro Focus International Plc received this notification from Barclays PLC and is disclosing this inform

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	16:05 21-Mar-07
Number	4481T

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Micro Focus International plc Sedol B079W58
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Barclays PLC
4. Full name of shareholder(s) (if different from 3.):	Barclays Bank PLC Barclays Capital Securities Ltd Barclays Global Investors Ltd Barclays Life Assurance Co Ltd Barclays Stockbrokers Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	15 March 2007
6. Date on which issuer notified:	16 March 2007
7. Threshold(s) that is/are crossed or reached:	6% to 7%
8. Notified details:	

FILE NO. 82-34962

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B079W581	13,620,408	13,620,408	14,581,414	0	14,581,414	0.00	7.29

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,581,414	7.29

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank PLC

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

FILE NO. 82-34962

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Geoff Smith (Barclays PLC)
15. Contact telephone number:	+44 20 7116 2913

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Barclays PLC
Contact address (registered office for legal entities)	1 Churchill Place, London, E14 5HP
Phone number	+44 20 7 116 2913
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	Jane Smithard (Micro Focus International plc)
Contact address	The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN
Phone number	+44 1635 565492

FILE NO. 82-34962

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Company Secretary

C: Additional information
Micro Focus International Plc received this notification from Barclays PLC and is disclosing this inforn

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	17:36 29-Mar-07
Number	0362U

TR-1 [I]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]:	Micro Focus International plc Sedol B079W58	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		FORMCHECKBOX
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		FORMCHECKBOX
An event changing the breakdown of voting rights		FORMCHECKBOX
Other (please specify): Revised due to DTR rules- see section 13		x
3. Full name of person(s) subject to the notification obligation [iii]:	Fidelity International Limited (FIL)	
4. Full name of shareholder(s) (if different from 3.) [iv]:	See attached schedule	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) [v]:	Revised due to DTR rules	
6. Date on which issuer notified:	28 March 2007	

FILE NO. 82-34962

7. Threshold(s) that is/are crossed or reached:	Please note the 5% DTR5 threhshold was crossed on 14 February 2007
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB00B079W581	6,605,572	6,605,572			6,605,572		3.30%

B: Financial Instruments				
Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
6,605,572	3.30%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

See attached schedule

FILE NO. 82-34962

Proxy Voting:	
10. Name of the proxy holder:	Fidelity International Limited (FIL)
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	As discussed by FIL with the FSA, prior to the implementation of the EU Transparency Directive, FIL aggregated the interests of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules FIL are now reporting the indirect holdings of FMR and FIL separetely. For Micro Focus International Plc FMR Corp currently has no holdings. These holdings are correct as of close of business 27 March 2007 and the 5% DTR5 threshold was crossed on the 14 February 2007
14. Contact name:	Teresa Garry (Fidelity International Limited)
15. Contact:	Fil-regulatoryreporting@uk.fid-intl.com

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [XVI]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Fidelity International Limited
Contact address (registered office for legal entities)	Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB
Phone number	+44 1737 836000

FILE NO. 82-34962

Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	Jane Smithard (Micro Focus International plc)
Contact address	The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN
Phone number	+44 1635 565492
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Company Secretary, Micro Focus International Plc

C: Additional information
Micro Focus International Plc received this notification from Fidelity International Limited and is discl(

FIL

Issuer name: Micro Focus International plc

Total shares held: 6,605,572

Issued share capital: 199,852,401

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management	5,854,287	JP Morgan, Bournmouth	FISL
	751,305	JP Morgan, Bournmouth	FII

FILE NO. 82-34962

Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investment Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), Investment managers for various non- US investment companies and institutional clients.

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Voting Rights & Capital
Released	15:27 30-Mar-07
Number	1308U

Micro Focus International plc

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Micro Focus International plc's capital consists of 200,057,880 ordinary shares with voting rights.

Therefore, the total number of voting rights in Micro Focus International plc is 200,057,880.

The above figure (200,057,880) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Micro Focus International plc under the FSA's Disclosure and Transparency Rules.

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